                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 3
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         July 1, 1997
                                                            through
                                                      September  30, 1997
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:



AUTHORIZATIONS



     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May

Order") the Securities and Exchange Commission ("SEC") authorized (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG

International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding

Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit,

and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million.  The May

Order reserved jurisdiction, pending completion of the record, over (i)

investments by CNG and International, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-

related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.



     By orders dated October 25 1996 (HCAR No. 26595) and November 19, 1996

(HCAR No. 26608), File No. 70-8759, the SEC respectively released jurisdiction over proposed investments of (i) up to $75 million in foreign gas pipeline projects located in Bolivia and Uruguay ("South American Pipeline Projects")

and (ii) up to $75 million in three pipeline projects in Australia ("Australian

Pipeline Projects").



     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.



FOREIGN INVESTMENTS



     CNGI has made no investments in foreign EWGs or FUCOs through September

30, 1997 except for its investment of approximately $10 million in The Latin

America Energy and Electricity Fund I, L.P. ("Fund").  The Fund has to date invested in three FUCOs:  Empresa Distribuidora de Entre Rios, S.A. in

Argentina, Luz del Sur in Peru, and Companhia Forca e Luz in Cataguatesan in

Brazil.  $2.6 million of the $10 million was returned to CNGI in October 1997;

such funds were paid to the Fund in anticipation of an investment in a FUCO in

Columbia which did not take place.



     No investments have been made in the South American Pipeline Projects.

Pursuit of investment in these two pipelines has been abandoned.



      In December of 1996, CNGI and El Paso each acquired, through intermediate subsidiaries, a 30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an

Australian corporation.  At the same time, Four Australian investors, Allgas

Energy, AMP Investments, Axion Funds Management and Hastings Funds Management,

each acquired a 10 percent interest in Epic.  On December 19, 1996, Epic purchased the Australian Pipeline Projects' assets, which were formerly held by

Tenneco Energy. Epic will operate, maintain and manage such assets.



     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars.  The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper

Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the

Cooper Basin) south to the city of Adelaide;  (ii) a 44 mile pipeline from

Katnook to markets in South Australia;  and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the

city of Wallumbilla, interconnecting with existing pipelines serving the

Brisbane and Gladstone markets.

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INTRA-AFFILIATE TRANSACTIONS INCLUDING FINANCING



     CNGI incorporated CNG Cayman One Ltd and CNG Cayman Two Ltd in the Cayman

Islands as wholly-owned intermediate subsidiaries to own all the stock of CNGI

Australia Pty Ltd, which directly holds CNGI's 30% interest in Epic.  Combined balance sheet and income statement for the quarter ending September 30, 1997 for CNGI, and these wholly-owned subsidiaries are attached as Exhibits A.



     To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.



     At various times during the reporting period, CNGI issued and sold shares of its common stock, par value $10,000 per share, to Consolidated for $10,000 per share.  These transactions were as follows:



                    Date           Shares          Amount

                  7/10/97            20           $200,000
                  7/14/97            10            100,000
                  7/23/97            10            100,000
                  7/30/97            15            150,000
                  7/31/97            15            150,000
                                   _____         __________
                       TOTAL         70           $700,000

    By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool").  During the reporting period CNGI made withdrawals of $880,000 from, and made contributions of

$510,000 to, the Money Pool.  CNGI's balance in the Money Pool on September 30,

1997 was a net borrowing of $370,000.




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OTHER MATTERS



     The business of CNGI is to participate in selected projects in international markets as authorized by Commission order in this proceeding.

The proceeds of the above described transactions were used by CNGI in such business.



    Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.





                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney

November 17, 1997

                                                                     EXHIBIT A

CNG International Corporation
Balance Sheet
September 30, 1997 (Unaudited) (1)
                                          CAYMAN      CAYMAN         CNGI
                               CNGI         1           2          AUSTRALIA
ELIMIN.         TOTALS
                              ______      ______      ______       _________
________         ______
Assets
______
Property, plant
& equipment
  Total Investment           677,594             0          0             0
0       677,594
  Less  Accum. Deprec.      (123,917)            0          0             0
0      (123,917)
Net property,
  plant & equipment          553,677             0          0             0
0       553,677

Cash                           8,192             0          0             2
0         8,194
Special deposits                 614             0          0             0
0           614
Accounts Receivable             (618)            0          0             0
0          (618)
Accts. Rec.-Assoc. Cos.        9,138         9,305        281           448
(19,172)            0

Investments in Subs.      38,731,500    38,344,000    387,500             0
(77,463,000)            0
Other Investments          9,914,780             0          0    38,070,247
0    47,985,027
Deferred Charges             252,210             0          0             0
0       252,210
Deferred Income Taxes        125,200             0          0             0
0       125,200

Total Assets              49,594,693    38,353,305    387,781    38,070,697
(77,482,172)   48,924,304
                          ==========    ==========   ========    ==========
==========    ==========

                                                                    EXHIBIT A

                                        CAYMAN      CAYMAN       CNGI
                             CNGI         1           2        AUSTRALIA
ELIMINATIONS       TOTALS
                            ______      ______      ______     _________
___________       ______

Stockholders Equity
  & Liabilities
___________________
Capitalization

Common stock           47,550,000     38,344,000    387,500     38,731,500
(77,463,000)    47,550,000
Retained earnings      (5,878,509)             0          0        112,044
0     (5,766,465)

Total stock-
  holder's equity      41,671,491     38,344,000    387,500     38,843,544
(77,463,000)    41,783,535

Long-term notes
  payable to parent
  company                       0              0          0              0
0              0

Total capitalization   41,671,491     38,344,000    387,500     38,843,544
(77,463,000)    41,783,535

Total curr. liabil.     7,128,977          9,305        281          9,138
(19,172)     7,128,529

Accum. Defer.
  Income Taxes             12,240              0          0              0
0         12,240

Total stockholder's
  equity and liabil.   48,812,708     38,353,305    387,781     38,852,682
(77,482,172)    48,924,304
                       ==========     ==========    ========    ==========
==========     ==========

(1) This balance sheet has not been audited by the Company's independent auditors.

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                                                                      EXHIBIT A

CNG International Corporation
Income Statement for Nine Months Ending
September 30, 1997 (Unaudited) (1)


                                                  CAYMAN   CAYMAN       CNGI
                                         CNGI       1        2       AUSTRALIA
ELIMIN.     TOTALS
                                      _________   ______   ______     _______
______    __________
Total operating revenues                263,732        0        0           0
0        263,732
Total operating expenses              2,754,316        0        0           0
0      2,754,316
                                      _________   ______   ______     _______
_____     __________

Net Operating Income (loss)          (2,490,584)       0        0           0
0     (2,490,584)

Other income                           (689,126)       0        0     112,044
0       (577,082)
Other income deductions                 (38,281)       0        0           0
0        (38,281)
Interest charges                        (29,672)       0        0           0
0        (29,672)
                                      _________   ______   ______     _______
_____      _________

    Net income (loss)                (3,247,663)       0        0     112,044
0     (3,135,620)
                                      =========   ======   ======     =======
=====      =========

(1) This income statement has not been audited by the Company's independent auditors.
